Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated April 12, 2017

Registration Statement No. 333-209045

CORENERGY INFRASTRUCTURE TRUST, INC.

2,800,000 Depositary Shares each representing 1/100th of a share of

7.375% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per depositary share)

FINAL PRICING TERMS

Issuer:	CorEnergy Infrastructure Trust, Inc.

Title of Shares:	Depositary Shares each representing 1/100th of a share of 7.375% Series A Cumulative Redeemable Preferred Stock (Liquidation Preference $25.00 per depositary share)

Number of Shares:	2,800,000

Option to Purchase Additional Depositary Shares:	420,000

Maturity:	Perpetual

Trade Date:	April 12, 2017

Settlement Date:	April 18, 2017 (T+3)

Dividend Rate:	7.375%

Dividend Payment Dates:	On or about the last day of February, May, August and November of each year, commencing May 31, 2017

Optional Redemption:	Redeemable, at any time on and after January 27, 2020, in whole or from time to time in part, for cash at $25.00 per depositary share, plus accrued and unpaid dividends, if any, to but not including the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control, the issuer may, at its option, redeem the depositary shares, in whole or in part, within

120 days after the first date on which such Change of Control occurred, by paying $25.00 per depositary share, plus all accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the issuer has provided notice of exercise of its redemption rights relating to the depositary shares (whether its optional redemption right or its special optional redemption right), the depositary shares that are the subject of such notice of exercise will not have the conversion right described below.

Change of Control:

A “Change of Control” is when, after the original issuance of the depositary shares, the following have occurred and are continuing

•       the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the issuer entitling that person to exercise more than 50% of the total voting power of all shares of the issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•       following the closing of any transaction referred to in the bullet point above, neither the issuer nor the acquiring or surviving entity has a class of common securities (or American depositary receipts representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ or listed on an exchange that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of depositary shares will have the right (unless, prior to the Change of Control Conversion Date, the issuer has provided notice of its election to redeem the depositary shares) to direct the depositary, on such holder’s behalf, to convert some or all of the shares of Series A preferred stock underlying the depositary shares held by such holder on the Change of Control Conversion Date into a number of shares of the issuer’s common stock per depositary share to be converted equal to the lesser of:

•       the quotient obtained by dividing (i) the sum of the $25.00 per depositary share liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a dividend payment on the Series A Preferred Stock underlying the depositary shares and on or prior to the corresponding dividend payment date on the Series A preferred stock underlying the depositary shares, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined herein); and

•       1.53846 (i.e., the Share Cap), subject to certain adjustments;

and subject, in each case, to an aggregate cap on the total number of shares of common stock (or Alternative Conversion Consideration, as applicable) issuable upon exercise of the

Change of Control conversion right for all depositary shares outstanding following this offering of 7,769,223 shares (8,415,376 shares if the underwriters exercise their option to purchase additional depositary shares in full) (or equivalent Alternative Conversion Consideration, as applicable), and subject, in each case, to provisions for the receipt of Alternative Conversion Consideration as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of shares of the issuer’s common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the issuer’s common stock as described in the preliminary prospectus supplement.

If the issuer has provided a redemption notice, whether pursuant to its special optional redemption rights in connection with a Change of Control or its optional redemption right, holders of depositary shares will not have any right to convert the depositary shares that are the subject of such redemption notice in connection with the Change of Control conversion right and any depositary shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

For definitions of “Alternative Conversion Consideration,” “Change of Control Conversion Date” and “Common Stock Price” and for a description of the adjustments, limitations and provisions for the receipt of Alternative Conversion Consideration that may be applicable to the Change of Control conversion right, see “Description of the Series A Preferred Stock and Depositary Shares—Conversion” in the preliminary prospectus supplement.

Except as provided above in connection with a Change of Control, the depositary shares are not convertible into or exchangeable for any other securities or property.

Public Offering Price:	$25.0000 per share

Underwriting Commission:	$0.7875 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$67,795,000 ($77,964,250 if the underwriters exercise their option to purchase additional depositary shares in full)

Listing/Symbol:	NYSE/ “CORRPrA”

CUSIP/ISIN:	21870U304 / US21870U3041

Joint-Book Running Managers:	Wells Fargo Securities, LLC Stifel, Nicolaus & Company, Incorporated

Co-Manager	Drexel Hamilton, LLC

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1 800 645-3751 and Stifel, Nicolaus & Company, Incorporated toll-free at 1-855-300-7136.

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